787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

November 2, 2016

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Emerging Markets Low Volatility High Dividend ETF (the “Fund”), a series of Legg Mason ETF Equity Trust (the “Trust”)

Post-Effective Amendment No. 5

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Dear Mr. Williamson:

The Trust filed the Amendment on August 26, 2016 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of November 9, 2016 with respect to the Fund. This letter responds to the comments that you provided in a telephone conversation with the undersigned and Juliet Y. Mun on October 12, 2016. For your convenience, those comments are set forth below and the Trust’s response to each comment is set out immediately under the comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. Page references are to the Amendment.

General

Comment No. 1: You asked the Trust to respond to the comments in a letter filed on EDGAR. You asked the Trust to include any revised disclosure so that you may review the responses and respond to the Trust prior to the 485(b) filing the Trust will make with respect to the Fund.

Response: As requested, we have filed this letter on behalf of the Trust, which includes any revised disclosure, on EDGAR as a CORRESP filing.

Comment No. 2: Some of the Fund’s principal strategies and risks are similar to those of Legg Mason International Low Volatility High Dividend ETF (“LVHI”). Please confirm that the prior comments with respect to LVHI were taken into consideration in drafting the disclosure for the Fund, as appropriate.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response: The Trust confirms that the staff’s prior comments on LVHI were taken into consideration in drafting the disclosure for the Fund, as appropriate.

Prospectus

Comment No. 3: Please supplementally provide the Fund’s index methodology.

Response: The Fund’s index methodology will be provided supplementally.

Prospectus – Fees and expenses table

Comment No. 4: Please remove the statement describing the management agreement from the lead-in paragraph to the fees and expenses table as that statement is neither permitted nor required by Form N-1A.

Response: The Trust has considered this comment and respectfully submits that no changes to this disclosure are necessary. The Fund has a unitary fee structure, and the Trust believes that it is helpful to investors to explain which expenses are covered by the management fee and which are not. The Trust further submits that other funds with similar fee structures include this disclosure in the text prior to the fee table and that the specific placement of the disclosure was agreed to by the SEC staff at the time of the implementation of the Summary Prospectus amendments to Form N-1A.

Prospectus – Principal investment strategies

Comment No. 5: We note the statement that “Underlying Index weights are calculated to maximize its stable yield score subject to concentration limits, liquidity requirements and turnover restraints.” Please explain what the Underlying Index’s liquidity requirements are and how the Fund will be able to track the Underlying Index without investing more than 15% of its net assets in illiquid securities.

Response: The MSCI Emerging Markets IMI Index is the investible universe for QS’ index construction process. MSCI’s inclusion methodology has a strong emphasis on index liquidity and investability for foreign investors and as a result filters out stocks that do not meet MSCI’s definition of liquidity from being considered for inclusion in the Underlying Index. To further enhance liquidity, the size of the position in a single name is limited to a fraction of each stock’s estimated daily liquidity, and capped at a total weight of 2.5% of the Underlying Index (subject to drift) so as to ensure sufficient diversification. In addition, QS Compliance will monitor the Fund’s holdings on an ongoing basis to ensure that the Fund does not exceed its 15% cap on illiquid holdings, based on applicable SEC standards.

Comment No. 6: Please explain supplementally why QS needs to define the term “country,” or remove the parenthetical, “(as defined by QS).”

Response: QS does not have the discretion to define countries for purposes of the Underlying Index. Accordingly, the parenthetical has been removed.

Comment No. 7: Please explain why it is appropriate for QS to define sectors for concentration purposes. In this regard, please explain the circumstances under which QS would be able to change the definition of sector without exercising discretion inconsistent with a rules-based approach.

Response: QS does not have the discretion to define sectors for purposes of the Underlying Index. Accordingly, the parenthetical “(as defined by QS)” has been removed from the disclosure so that it reads as follows (deleted disclosure is crossed through and new disclosure is in italics):

“As initially constituted and balanced, no individual component of the Underlying Index will exceed 2.5% of the Underlying Index, no individual sector ~~(as defined by QS)~~ will exceed 25% of the Underlying Index, no country ~~(as defined by QS)~~ will exceed 15% of the Underlying Index, no region will exceed 50% of the Underlying Index and real estate investment trust (“REIT”) components as a whole will not exceed 15% of the Underlying Index.”

Comment No. 8: We note that under certain circumstances, the Underlying Index may not hedge certain currencies. Please explain the exact circumstances under which QS would not hedge certain currencies, and how that determination would be rules-based rather than discretionary.

Response: Currency exposure will not be hedged in the Underlying Index if at the monthly hedge rebalancing date, the hedge carry, or the quoted mid-point forward discount, exceeds certain pre-determined “extreme values” as provided in the rulebook.

Comment No. 9: We note that the Fund intends to hedge on a monthly basis. Please verify whether the Fund will incur any material costs related to entering into currency hedges and rolling them over monthly. If so, please address the potential impact of these hedges on fund returns independent of any changes in the foreign exchange rate.

Response: Under normal market conditions, the hedge roll cost will not be material. However, in times of market stress, those currencies which become prohibitively expensive to hedge, based on the rules-based criteria discussed above in response to Comment No. 8, will be excluded from hedging.

Prospectus – More on the fund’s investment strategies, investment and risks

Comment No. 10: We note the reference to investing in other investment companies, including ETFs. Please confirm that acquired fund fees and expenses are not required to be presented in the fees and expenses table.

Response: The Trust confirms that acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first year of operation so it is not necessary to present acquired fund fees and expenses as a separate line item.

Comment No. 11: The disclosure under “Foreign investment and emerging market risk” references non-U.S. governments. The Underlying Index is comprised of corporate issuers. Please revise the disclosure to focus on the Fund’s principal risks, or explain why the reference to non-U.S. governments is relevant.

Response: The Trust respectfully submits that no revisions are necessary. The Trust understands that the Underlying Index may include corporations that receive substantial government assistance so the Trust believes that this disclosure is appropriate.

Prospectus – More on fund management

Comment No. 12: We note that the Fund has adopted a 12b-1 Plan, but there are no current plans to impose a 12b-1 fee. Please confirm that there are no plans or expectations to impose 12b-1 fees within one year from the effective date of the Fund.

Response: The Trust confirms that the 12b-1 fee will not be charged within one year of effectiveness.

Prospectus – Disclaimers

Comment No. 13: Please clarify the meaning of the disclaimers from LMPFA, QS, Western Asset and LMIS and explain why these disclaimers are appropriate.

Response: The disclaimer has been revised as follows (deleted disclosure is crossed through and new disclosure is in italics):

~~Neither LMPFA, LMIS,~~ QS ~~nor Western Asset~~ does not guarantee~~s~~ the accuracy and/or the completeness of the Underlying Index or any data included therein, and ~~neither LMPFA, LMIS,~~ QS ~~nor Western Asset~~ shall not have any liability for any errors, omissions or interruptions therein. ~~Neither LMPFA, LMIS,~~ QS ~~nor Western Asset~~ makes no ~~any~~ warranty, express or implied, as to results to be obtained by the fund, owners of the shares of the fund or any other person or entity from the use of the Underlying Index~~, trading based on the Underlying Index,~~ or any data included therein, either in connection with the fund or for any other use. ~~Neither LMPFA, LMIS,~~ QS ~~nor Western Asset~~ makes no ~~any~~ express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Underlying Index or any data included therein. Without limiting any of the foregoing, in no event shall ~~either LMPFA, LMIS,~~ QS ~~or Western Asset~~ have any liability for any special, punitive, direct, indirect or consequential damages (including lost profits) arising out of matters relating to the use of the Underlying Index, even if notified of the possibility of such damages.

The Trust believes that the disclaimer is appropriate for the Fund because it is consistent with industry practice. The agreement under which the Trust licenses the Underlying Index from QS is similar to other license agreements under which ETFs license their indexes, except that the Fund, as a self-indexing fund, must be able to license the Underlying Index at no cost to the Fund. In addition, the disclaimer does not affect the duties and liabilities that QS and its affiliates have to the Fund under the federal securities laws.

Statement of Additional Information (“SAI”)

Comment No. 14: On page 62 of the SAI, under “Redemption of Creation Units,” please clarify the meaning of the sentence that begins with “Redemption orders for Creation Units in the fund . . .” and reconcile it with the preceding sentence.

Response: The disclosure has been revised as requested as follows (deleted disclosure is crossed through and new disclosure is in italics):

“Shares may be redeemed only in Creation Units through an Authorized Participant. ~~at their NAV next determined after receipt of a redemption request in proper form on a Business Day and only through an Authorized Participant.~~ Redemption orders for Creation Units in the fund must be received by the distributor in proper form within a one-hour window after the Closing Time (ordinarily between 4 p.m. and 5 p.m., Eastern time) on the Transmittal Date to receive the NAV on the Business Day immediately following the Transmittal Date.”

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Juliet Y. Mun, Esq., Willkie Farr & Gallagher LLP